Cybin Announces Publication in Frontiers in Psychology Journal Introducing EMBARK, an Integrative Model of Psychedelic Therapy

TORONTO, CANADA – June 2, 2022 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to Therapeutics™”, is pleased to announce the publication of a peer-reviewed article introducing EMBARK, a model of psychedelic-assisted psychotherapy that integrates leading clinical approaches to promote effective facilitation and supportive healing with psychedelic medicines.

“It’s a pleasure to see our work published in this respected journal. In developing EMBARK, we looked at 17 models of psychedelic-assisted psychotherapy, and we noticed that many are missing critical elements: a focus on ethics, on human relationships, on the body as a site of somatic healing, and on evidence-based practices. We designed EMBARK to overcome some of these limitations as an integrative model of psychedelic therapy. We’d like to honor the contributions of many teachers and leaders in the field who have helped chart this course,” said Alex Belser, PhD, EMBARK’s co-creator and Cybin’s Chief Clinical Officer.

The article was published on June 2, 2022 in the peer-reviewed journal Frontiers in Psychology and is titled, “Models of Psychedelic-Assisted Psychotherapy: A Contemporary Assessment and an Introduction to EMBARK, a Transdiagnostic, Trans-Drug Model.” Written by EMBARK’s co-creators, Bill Brennan, PhD and Alex Belser, PhD, Cybin’s Chief Clinical Officer, the article provides a detailed overview of EMBARK to the academic and clinical communities. Frontiers in Psychology is the largest journal in the field of psychology.

“We are excited to present our model to the field in a way that highlights its thoughtfulness and responsiveness to current concerns in psychedelic research. We have listened carefully to what has worked, and what has been found lacking, and offer EMBARK as an innovative step forward,” said Bill Brennan, PhD, EMBARK’s co-creator.

The article also provides an overview of EMBARK’s six clinical domains (Existential-Spiritual, Mindfulness, Body Aware, Affective-Cognitive, Relational, and Keeping Momentum) and highlights the strengths and limitations of existing psychedelic-assisted psychotherapy approaches and evidence-based therapies. The article is the first of a series of publications aimed at presenting EMBARK as an open-source model of practice and training for therapists and facilitators supporting psychedelic-based treatments.

“If psychedelics are ever to be integrated into modern clinical medicine, the usage protocols are as important as the medicines themselves. In this respect Cybin is a leader. Cybin has assembled a faculty of top-notch therapists to lead its EMBARK program, which incorporates a multi-dimensional approach to therapies that enable them to be tailored to a variety of patient needs. With the implementation of EMBARK, Cybin is setting high standards for the future of psychedelic therapy,” said Dennis J. McKenna, Ph.D., Founding Board Member of Heffter Research Institute and President and Principal Founder of McKenna Academy of Natural Philosophy.

The article can be accessed online here.

Cybin’s upcoming clinical trials evaluating the Company’s proprietary psychedelic-based molecules CYB003 and CYB004 for treating major depressive disorder, alcohol use disorder, and anxiety disorders will use EMBARK to support study participants.

About Cybin
Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom and Ireland. The Company is focused on progressing Psychedelics to Therapeutics™ by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

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Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

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Investor & Media Contact:
Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
irteam@cybin.com -or- media@cybin.com